Exhibit 12

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except for ratio data)

The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. For purposes of determining the ratios of earnings to fixed charges, earnings are defined as income from continuing operations plus fixed charges, excluding capitalized interest. Fixed charges consist of interest (whether expensed or capitalized) and amortization of debt expenses. As of the date of this prospectus, we do not have any preferred stock outstanding. The table below sets forth the calculation of the ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
Total Interest Cost:
Interest Expense	$13,617	$16,207	$18,523	$17,698	$12,558	$8,550	$12,943
Capitalized Interest	3,075	3,867	2,734	3,004	3,869	2,900	1,629
Total Interest Cost (fixed charges)	$16,692	$20,074	$21,257	$20,702	$16,427	$11,450	$14,572
Pre-tax Income	$12,756	$18,786	$18,048	$(3,803)	$58,981	$35,284	$92,744
Interest Expense	13,617	16,207	18,523	17,698	12,558	8,550	12,943
Earnings	$26,373	$34,993	$36,571	$13,895	$71,539	$43,834	$105,687
Ratio of earnings to fixed charges (1)(2)	1.58x	1.74x	1.72x	0.67x	4.35x	3.83x	7.25x

(1)	We have authority to issue up to 5,000 shares of preferred stock, par value $.01 per share; however, there are currently no such shares outstanding and we do not have any preferred stock dividend obligations. Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.

(2)	If we adjust earnings to exclude the impact of loss on the early extinguishment of debt incurred in the 2001, 2004 and 2005 periods reflected above, the ratio of earnings to fixed charges, as so adjusted, would be 1.76x, 1.76x and 4.46x for the years ended December 31, 2001, 2004 and 2005, respectively, and 3.98x for the nine-month period ended September 30, 2005.